

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 3, 2017

<u>VIA E-mail</u>
Ms. Sharon A. Virag
Vice President, Controller and Chief Accounting Officer
Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

> **Re:** **Aetna Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-16095**

Dear Ms. Virag:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance